National Retail Properties, Inc.
450 South Orange Avenue, Suite 900
Orlando, Florida 32801
(407) 265-7348

August 3, 2021

Via EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: William Demarest
Kristi Marrone

Re: National Retail Properties, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed February 11, 2021
File No. 001-11290

Dear Sir/Madam:

Please find the response of National Retail Properties, Inc. (the “Company”, “NNN”, “we”, “us” or “our”) to your letter dated July 23, 2021, providing comment relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “10-K”). In order to facilitate the review of this letter by the Staff of the Securities and Exchange Commission (the “Commission”), we have restated your numbered comment below and have included the Company’s response underneath the comment.

Form 10-K for the Fiscal Year Ended December 31, 2020
Analysis of Expenses, page 30

1.We note that you have recorded impairment expenses for each of the three years presented. Please expand your disclosure to better describe the impaired properties, the factors that led to impairment and whether or not you believe these impairments to represent a trend, to the extent this remains a significant expense line item.

Response:

NNN reviews long-lived assets for impairment whenever certain events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. These indicators and/or factors that may lead to an impairment include: changes in real estate market conditions, the ability of NNN to re-lease properties that are currently vacant or becomes vacant, properties classified as held for sale, persistent vacancies greater than one year, and properties leased to tenants in bankruptcy.

The following tables summarizes NNN’s real estate impairments, net of recoveries for the years ended December 31 (dollars in thousands):

	2020	2019	2018
Total real estate impairments, net of recoveries	$37,442	$31,992	$28,211

Number of Properties:
Vacant	14	27	19
Occupied	17	12	10

For the years ended December 31, 2020, 2019 and 2018, real estate impairments, net of recoveries, was less than one percent of NNN’s total assets for the respective year as reported on the Consolidated Balance Sheets. Due to NNN’s core business of investing in real estate leased primarily to retail tenants under long-term net leases, the inherent risks of owning over 3,000 commercial real estate properties, and unknown potential changes in financial and economic conditions that may impact NNN’s tenants, NNN believes is it reasonably likely to incur real estate impairment charges in the future.

In future filings, the Company will provide such additional disclosure for clarity.

Please be advised that, in connection with the Staff’s comment and the Company’s response thereto, the Company hereby acknowledge that:

•the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;
•Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further questions or require additional information, please do not hesitate to contact me at (407) 265-7348.

Thank you for your consideration in these matters.
Sincerely,

/s/ Kevin B. Habicht
Kevin B. Habicht
Executive Vice President, Chief Financial Officer,
Treasurer and Assistant Secretary
National Retail Properties, Inc.

cc: Jeffrey B. Grill, Pillsbury Winthrop Shaw Pittman LLP